UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CKX, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

 (Title of Class of Securities)

12562M106

 (CUSIP Number of Class of Securities)

with a copy to:
Robert F.X. Sillerman	Howard J. Tytel
c/o CKX, Inc.	CKX, Inc.
650 Madison Avenue, 16th Floor	650 Madison Avenue, 16th Floor
New York, New York 10022	New York, New York 10022
Tel. No.: (212) 838-3100	Tel. No.: (212) 838-3100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 18, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 2 of 21

1. NAME OF REPORTING PERSON: ROBERT F.X. SILLERMAN
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7. SOLE VOTING POWER
SHARES	20,681,565 (see Item 5)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	11,183,913(1) (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	20,681,565 (see Item 5)
WITH	10. SHARED DISPOSITIVE POWER
11,183,913(1) (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,865,478(2)(3)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.83% OF COMMON STOCK(3)
14. TYPE OF REPORTING PERSON
IN

(1) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse (ii) 6,135,704 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner; (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants, and (iv) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent (defined in the Introductory Note below) and Promenade (defined in the Introductory Note below).

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 3 of 21

(2) Includes (i) 20,681,565 shares of Common Stock owned of record by Mr. Sillerman, (ii) 6,135,704 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner; (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants; and, (iv) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade; and, (v) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse.
(3) Does not include 3,000,000 shares of Common Stock owned of record by the Tomorrow Foundation, a charity founded by Robert F.X. Mr. Sillerman and Laura Baudo Sillerman of which Mr. Sillerman is one of three directors.
(4) Based on 97,066,818 shares of Common Stock of CKX, Inc. outstanding on July 17, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 4 of 21

1. NAME OF REPORTING PERSON: SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4160637
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	-0-
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	6,135,704 (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	10. SHARED DISPOSITIVE POWER
6,135,704 (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,704
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
PN

(1)  Based on 97,066,818 shares of Common Stock of CKX, Inc. outstanding on July 17, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 5 of 21

1. NAME OF REPORTING PERSON: SILLERMAN CAPITAL HOLDINGS, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	-0-
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	2,556,392 (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	10. SHARED DISPOSITIVE POWER
2,556,392 (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,556,392
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
PN

(1)  Based on 97,066,818 shares of Common Stock of CKX, Inc. outstanding on July 17, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 6 of 21

1. NAME OF REPORTING PERSON: SIMON FULLER
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM
NUMBER OF	7. SOLE VOTING POWER
SHARES	1,507,315 (see Item 5)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	1,491,817
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	1,507,315 (see Item 5)
WITH	10. SHARED DISPOSITIVE POWER
1,491,817
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,999,132(1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1% OF COMMON STOCK(2)
14. TYPE OF REPORTING PERSON
PN
(1) Includes (i) 1,507,315 shares of Common Stock held directly by Mr. Fuller, and (ii) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.
(2) Based on 97,066,818 shares of Common Stock of CKX, Inc. outstanding on July 17, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 7 of 21

1. NAME OF REPORTING PERSON: 19X, INC.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	1,419,817(1)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	0
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	1,419,817(1)
WITH	10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,419,817
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46% OF COMMON STOCK(2)
14. TYPE OF REPORTING PERSON
CO

(1) Does not include the contributions of stock by Robert F.X. Sillerman and Simon Fuller to 19X, Inc. pursuant to the Sillerman-Fuller Agreement (defined below) which are contributable immediately prior to the effective time of the Merger.
(2) Based on 97,066,818 shares of Common Stock of CKX, Inc. outstanding on July 17, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 8 of 21

1. NAME OF REPORTING PERSON: THE TOMORROW FOUNDATION
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK
NUMBER OF	7. SOLE VOTING POWER
SHARES	3,000,000
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	0
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	3,000,000
WITH	10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.09% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
OO
(1) Based on 97,066,818 shares of Common Stock of CKX, Inc. outstanding on July 17, 2007.

SCHEDULE 13D/A
Introductory Note

This Amendment No. 4 (this “Statement”) amends the Schedule 13D originally filed by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company” or the “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”) and Amendment No. 1 to the Original 13D filed by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson, on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), and Amendment No. 3 to the Original 13D filed by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”).  Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (“Parent”), and The Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) are collectively herein referred to as the “Reporting Persons”.  The Reporting Persons are jointly filing this Statement.  Unless specifically amended hereby, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 shall remain unchanged.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Amendment No. 3 is hereby amended and restated in its entirety to read:

The following table sets for the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization

Robert F.X. Sillerman	c/o CKX, Inc. 650 Madison Avenue, New York, New York 10022	United States

Sillerman Commercial Holdings Partnership L.P.	157 East 70th Street, New York, New York 10021	Delaware

Sillerman Capital Holdings, L.P.	157 East 70th Street, New York, New York 10021	Delaware

Simon Fuller	c/o 19 Entertainment Limited, 33 Ransomes Dock, 35 - 37 Parkgate Road, London, SW11 4NP.	United Kingdom

19X, Inc.	650 Madison Avenue, New York, New York 10022	Delaware

The Tomorrow Foundation	650 Madison Avenue, New York, New York 10022	New York

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business

Robert F.X. Sillerman	The principal business of Robert F.X. Sillerman is Chief Executive Officer, President and Chairman of the Board of the Issuer.

Sillerman Commercial Holdings Partnership L.P.	The principal business of Sillerman Commercial Holding Partnership L.P. consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Sillerman Capital Holdings, L.P.	The principal business of Sillerman Capital Holdings, L.P. consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Simon Fuller	The principal business of Simon Fuller is Chief Executive Officer of 19 Entertainment Limited, a subsidiary of the Issuer, and Director and Member of the Office of the Chairman of the Issuer.
19X, Inc.	The principal business of 19X, Inc. is effecting the Merger and other transactions contemplated by the Merger Agreement.

The Tomorrow Foundation	The principal business of Tomorrow is carrying out charitable activities.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officer and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and, (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”) is set forth in the table below:

Sillerman Commercial Holdings Partnership L.P.

Name, Position	Present Principal Occupation	Name and Address of Employer	Citizenship

Robert F.X. Sillerman, Sole Shareholder of the General Partner(4)	The principal business of Robert F.X. Sillerman is Chief Executive Officer, President and Chairman of the Board of the Issuer.	CKX, Inc., 650 Madison Avenue, New York, NY 10022	United States

(4) Sillerman is the sole shareholder of Sillerman Investment Corporation, which is the general partner of Sillerman Commercial Holdings Partnership L.P.

Sillerman Capital Holdings, L.P.

Name, Position	Present Principal Occupation	Name and Address of Employer	Citizenship

Robert F.X. Sillerman, Settlor of the General Partner (5)	The principal business of Robert F.X. Sillerman is Chief Executive Officer, President and Chairman of the Board of the Issuer.	CKX, Inc., 650 Madison Avenue, New York, NY 10022	United States

(5) Sillerman is the settlor of the Sillerman 2006 GP Trust, the sole shareholder of Sillerman Capital Holdings, Inc.

19X, Inc.

Name, Position	Present Principal Occupation	Name and Address of Employer	Citizenship

Robert F.X. Sillerman, Chairman	The principal business of Robert F.X. Sillerman is Chief Executive Officer, President and Chairman of the Board of the Issuer.	CKX, Inc., 650 Madison Avenue, New York, NY 10022	United States

Simon Fuller, Chief Executive Officer	The principal business of Simon Fuller is Chief Executive Officer of 19 Entertainment Limited, a subsidiary of the Issuer, and Director and Member of the	19 Entertainment Limited, 33 Ransomes Dock, 35 - 37 Parkgate Road, London, SW11 4NP.	United Kingdom

Office of the Chairman of the Issuer.

The Tomorrow Foundation

Name, Position	Present Principal Occupation	Name and Address of Employer	Citizenship

Robert F.X. Sillerman, Founder, Director and Officer	The principal business of Robert F.X. Sillerman is Chief Executive Officer, President and Chairman of the Board of the Issuer.	CKX, Inc., 650 Madison Avenue, New York, NY 10022	United States

Laura Baudo Sillerman	Laura Sillerman’s primary occupation is President of The Tomorrow Foundation and writer.	The Tomorrow Foundation, 650 Madison Avenue, New York, NY 10022	United States

Mitchell Nelson	Mitchell Nelson is the Senior Vice President, Business Affairs for Flag Luxury Properties, LLC.	Flag Luxury Properties LLC, 650 Madison Avenue, 15th Floor, New York, NY 10022	United States

To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 2 nor any Covered Person, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 2 nor any Covered Person, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Amendment No. 3 is hereby amended and supplemented with the following disclosure:

The sources of the funds to be used by the Parent in connection with the Series B Letter Agreement are anticipated to be debt and/or equity financing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Amendment No. 3 is hereby amended and supplemented with the following disclosure:

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Parent (which is owned by Sillerman and Fuller), and 19X Acquisition Corp. and the proposed merger contemplated thereby (the “Merger”), on June 1, 2007 Parent entered into an agreement (the “Series B Letter Agreement”), incorporated herein by reference and attached hereto as Exhibit 21, with The Promenade Trust, the sole beneficiary of which is Lisa Marie Presley.  Promenade is the holder of all of the outstanding shares of CKX’s Series B Convertible Preferred Stock.  Pursuant to the Series B Letter Agreement, Parent obtained the right to purchase all of the Issuer’s Series B Convertible Preferred Stock owned by Promenade for an aggregate purchase price of $22,824,800 in cash.  Parent must exercise this right (or advise the holder that it will not exercise this right) no later than 15 days prior to the anticipated closing date of the Merger.  Promenade has the option to put such shares of preferred stock to Parent for the same purchase price payable upon the closing of the Merger in the event that Parent does not exercise its purchase rights under the Series B Letter Agreement.  If Promenade exercises its right to put the shares to Parent, Promenade must contribute 500,000 of its shares of Common Stock to Parent in exchange for the same class of stock in Parent as issued to Sillerman and Fuller (other than equity type inducements offered in connection with employment) at the most favorable exchange ratio as received by other investors in Parent who are contributing Common Stock to Parent.  In the event that Parent exercises its rights to purchase the Series B Convertible Preferred Stock, Promenade will have the option, but not the obligation, to contribute 500,000 of its shares of Common Stock to Parent as described above.  On July 16, 2007, upon the expiration of the “go-shop” provision under the Merger Agreement it became probable that Parent would exercise its rights under the Series B Letter Agreement within 60 days of such date.

On June 1, 2007, in connection with the Merger, Sillerman, Fuller and Parent entered into an agreement (the “Sillerman-Fuller Agreement”), incorporated herein by reference and attached hereto as Exhibit 22, pursuant to which certain arrangements between Sillerman, Fuller and Parent were set forth.  The Sillerman-Fuller Agreement addresses: (1) Fuller’s employment arrangement with Parent after the Merger closes; (2) Fuller’s agreement to contribute 1,507,315 shares of Common Stock of the Issuer to Parent and Sillerman’s agreement to contribute at least 1,507,315 shares of Common Stock of the Issuer, valued at the per share merger consideration contained in the Merger Agreement, in exchange for equity interests in Parent; (3) an agreement by Parent to make a loan to Fuller in the amount of £5,878,000 in the event that the making of a similar loan by 19 Entertainment Limited to Fuller pursuant to the Director’s Service Agreement (as such term is defined in the Sillerman-Fuller Agreement) is unlawful; (4) a guarantee by Sillerman and Fuller to pay any obligations that might be required by the Merger Agreement to be paid by Parent; (5) the obligation of Sillerman, Fuller and the Parent to negotiate, in good faith, a shareholders’ agreement, should one be requested by the financing sources of Parent or Sillerman; (6) the allocation of board seats after the Merger; and, (7) an agreement by Fuller and Sillerman to vote all of the securities of Parent owned by them in favor of the Merger Agreement.  On July 16, 2007, upon the expiration of the “go-shop” provision under the Merger Agreement it became probable that Sillerman and Fuller would contribute their shares, as per clause (2) above, to Parent.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Amendment No. 3 is amended and restated in its entirety to read as follows:

Sillerman

(a) Sillerman beneficially owns (i) directly 20,681,565 shares of Common Stock and (ii) indirectly 11,183,913 shares of Common Stock (consisting of (A) 6,135,704 shares of Common Stock owned of record by the Partnership, in which Sillerman is the sole stockholder of the general partner; (B) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership owned by Sillerman and a trust for the benefit of Sillerman’s descendants; and, (C) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade, which in the aggregate represents approximately 32.83% of the Common Stock of the Company based on 97,066,818 shares of Common Stock outstanding on July 17, 2007, and, (D) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse.

(b) Sillerman has sole voting power and sole dispositive power with respect to 20,681,565 shares of Common Stock and has shared voting power and shared dispositive power with respect to 11,183,913 shares of Common Stock consisting of (A) 1,000,0000 shares of Common Stock owned of record by Luara Baudo Sillerman, Sillerman’s spouse, (B) 6,135,704 shares of Common Stock owned of record by the Partnership, in which Sillerman is the sole stockholder of the general partner; (C) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership controlled by Sillerman and a trust for the benefit of Sillerman’s descendants; and, (D) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.

(c) On July 18, 2007 Sillerman transferred 3,000,000 shares of Common Stock to Tomorrow.  On that same day Tomorrow entered into a forward contract to sell 3,000,000 shares of Common Stock to Bear, Stearns International Limited (“Bear Stearns”) for a prepaid price of $12.82 per share, or $38,460,000 in the aggregate (the “Forward Contract”).  A copy of the Forward Contract is incorporated herein by reference and attached hereto as Exhibit 23.  In connection with such sale Tomorrow retained the right to receive the announced dividend of shares of common stock of FX Luxury Real Estate Inc., which the Company has disclosed will be distributed to the holders of its Common Stock. The prepayment date under the Forward Contract for the shares was July 20, 2007 and the settlement date is January 19, 2008.

On July 18, 2007 Tomorrow also entered into a put agreement with Bear Stearns (the “Put Agreement”),  whereby it agreed to purchase 3,000,000 shares of Common Stock from Bear Stearns for a price of $13.75 per share, or $41,2500,000 in the aggregate.  A copy of the Put Agreement is incorporated herein by reference and attached hereto as Exhibit 24.  The expiration date under the Put Agreement is January 19, 2008.  Bear Stearns has paid a premium of $450,000 for its rights under the Put Agreement.  Sillerman has guaranteed Tomorrow’s obligations under the Put Agreement pursuant to a Guaranty, dated as of July 18, 2007, incorporated herein by reference and attached hereto as Exhibit 25 (the “Guaranty”).

Item 4 to this Statement contains a description of the Sillerman Fuller Agreement entered into by Parent, Fuller and Sillerman and such information is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Sillerman.

(e) Not applicable.

The Partnership

(a) The Partnership beneficially owns directly 6,135,704 shares of Common Stock, which in the aggregate represents approximately 6.3% of the Common Stock of the Issuer based on 97,066,818 shares of Common Stock outstanding on July 17, 2007.

(b) The Partnership has shared voting power and shared dispositive power with respect to 6,135,704 shares of Common Stock.

(c) The Partnership has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Partnership.

(e) Not applicable.

Capital Holdings

(a) Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.6% of the Common Stock of the Issuer based on 97,066,818 shares of Common Stock outstanding on July 17, 2007.

(b) Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock.

(c) Capital Holdings has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Capital Holdings.

(e) Not applicable.

Fuller

(a) Fuller beneficially owns (i) directly 1,507,315 shares of Common Stock and, (ii) indirectly 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade, which in the aggregate represents approximately 3.1% of the Common Stock of the Issuer based on 97,066,818 shares of Common Stock outstanding on July 17, 2007.  Fuller is a shareholder, director and officer of Parent.

(b) Fuller has sole voting power and sole dispositive power with respect to 1,507,315 shares of Common Stock.  Fuller has shared voting power and shared dispositive power with respect to 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.

(c)  Item 4 to this Statement contains a description of the Sillerman-Fuller Agreement entered into by Parent, Fuller and Sillerman and such information is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Fuller.

(e) Not applicable.

Parent

(a) Parent beneficially owns directly, as of July 17, 2007, 1,507,315 shares of Common Stock, which in the aggregate represents approximately 1.46% of the Common Stock of the Issuer based on 97,066,818 shares of Common Stock outstanding on July 17, 2007.

(b) Parent has sole voting power and sole dispositive power with respect to 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares Series B Convertible Preferred Stock of the Company that are subject to an option agreement entered into by Parent and Promenade.

(c) Item 4 to this Statement contains a description of the Sillerman-Fuller Agreement entered into by Parent, Fuller and Sillerman and such information is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Parent.

(e) Not applicable.

Tomorrow

(a) Tomorrow beneficially owns directly 3,000,000 of Common Stock, which in the aggregate represents approximately 3.09% of the Common Stock of the Issuer based on 97,066,818 shares of Common Stock outstanding on July 17, 2007.

(b) Tomorrow has sole voting power and sole dispositive power with respect to 3,000,000 shares of Common Stock.  There are three directors of Tomorrow.

(c) On July 18, 2007 Sillerman transferred 3,000,000 shares of Common Stock to Tomorrow.  On that same day, Tomorrow entered into the Forward Contract to sell 3,000,000 shares of Common Stock to Bear Stearns for a prepaid price of $12.82 per share, or $38,460,000 in the aggregate.  In connection with such sale Tomorrow retained the right to receive the announced dividend of shares of common stock of FX Luxury Real Estate Inc. which the Company has disclosed will be distributed to the holders of its

Common Stock. The prepayment date under the Forward Contract for the shares was July 20, 2007 and the settlement date is January 19, 2008.

On July 18, 2007 Tomorrow also entered into the Put Agreement, whereby it agreed to purchase 3,000,000 shares of Common Stock from Bear Stearns for a price of $13.75 per share, or $41,2500,000 in the aggregate.  The expiration date under the Put Agreement is January 19, 2008.  Bear Stearns has paid a premium of $450,000 for its rights under the Put Agreement.  Sillerman has guaranteed Tomorrow’s obligations under the Put Agreement.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Tomorrow.

(e) Not applicable.

Sillerman disclaims beneficial ownership of (i) the shares of Common Stock held of record by Tomorrow, to the extent he may be deemed to have an interest in such shares through his position as a founder and director of Tomorrow, (ii) all shares of Common Stock and Series B Convertible Stock held of record by Promenade, (iii) all shares of Common Stock held of record by Parent, and (iv) all shares of Common Stock held of record by Fuller.  Sillerman, by reporting beneficial ownership of the 1,000,000 shares of Common Stock owned of record by his wife, Laura Baudo Sillerman, does not admit that he is a beneficial owner for any other purpose.

Fuller disclaims beneficial ownership of (i) all shares of Common Stock and Series B Convertible Stock held of record by Promenade, (ii) all shares of Common Stock held of record by Parent, (iii) all shares of Common Stock held of record by Sillerman, (iv) all shares of Common Sock held of record by the Partnership, and (v) all shares of Common Sock held of record by Capital Holdings.

Except as disclosed in this Item 5(a) and Item 4, as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.

By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons.  Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares of any other Reporting Person referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose.  Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.

Except as described herein and as previously described in this Item 5 and in Item 4 above, no transactions in Common Stock have been effected by the Reporting Persons during the last 60 days.

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 to this Statement contains a description of the Series B Letter Agreement entered into by Parent and Promenade and such information is incorporated herein by reference.

Item 4 to this Statement contains a description of the Sillerman-Fuller Agreement entered into by Parent, Fuller and Sillerman and such information is incorporated herein by reference.

Item 5 to this Statement contains a description of the Forward Contract entered into by Tomorrow and Bear Stearns and such information is incorporated herein by reference.

Item 5 to this Statement contains a description of the Put Agreement entered into by Tomorrow and Bear Stearns and such information is incorporated herein by reference.

Item 5 to this Statement contains a description of the Guaranty entered into by Robert F.X. Sillerman in favor of Bear Stearns and such information is incorporated herein by reference.

On July 18, 2007, Sillerman and Fuller and certain other members of senior management of the Company entered into an amendment to the Management Cooperation Agreement, dated June 1, 2007, filed as Exhibit 3 to Amendment 3 (the “Amendment to the MCA”), incorporated herein by reference and attached hereto as Exhibit 26.  The Amendment to the MCA allows Sillerman to transfer up to 3,000,000 of his shares of Common Stock that were subject to the transfer restrictions in the Management Cooperation Agreement to a bona fide charity.  The Amendment to the MCA also allows Fuller and certain other members of senior management party to the Management Cooperation Agreement to each transfer up to 20% of their shares that were subject to the transfer restrictions in the Management Cooperation Agreement.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Amendment No. 3 is amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement between RFX and Sillerman, dated December 23, 2004.(1)

Exhibit 2	Joint Filing Agreement between Sillerman, the Partnership, Tytel and Slater, dated February 7, 2005. (2)

Exhibit 3	Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders. (2)

Exhibit 3	Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders. (2)

Exhibit 4	Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders. (2)

Exhibit 5	Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders. (2)

Exhibit 6	Contribution and Exchange Agreement, dated as of December 15, 2004, between the Issuer, The Promenade Trust and RFX. (2)

Exhibit 7	Amendment to the Contribution and Exchange Agreement, dated as of February 7, 2005, between the Issuer, The Promenade Trust and RFX. (2)

Exhibit 8	Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons. (2)

Exhibit 9	Stock Pledge Agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. (2)

Exhibit 10	Power of Attorney from Sillerman.(2)

Exhibit 11	Power of Attorney from the Partnership. (2)

Exhibit 12	Power of Attorney from Slater. (2)

Exhibit 13	Power of Attorney from Benson. (2)

Exhibit 14	Joint Filing Agreement between Sillerman and the Partnership, dated January 4, 2006. (3)

Exhibit 15	Joint Filing Agreement and Power of Attorney between Sillerman, the Partnership, Capital Holdings and Fuller, dated as of June 5, 2006.(4)

Exhibit 16	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (4)

Exhibit 17	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto. (4)

Exhibit 18	Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., and Flag Luxury Properties, LLC. (4)

Exhibit 19	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos. (4)

Exhibit 20	Consent and Agreement to Joint Filing.

Exhibit 21	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust.

Exhibit 22	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman.

Exhibit 23	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding the forward sale of 3,000,000 shares of Common Stock.

Exhibit 24	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding a put with respect to 3,000,000 shares of Common Stock.

Exhibit 25	Guaranty, dated as of July 18, 2007 by Robert F.X. Sillerman in favor of Bear, Sterns International Limited.

Exhibit 26
Amendment, dated July 18, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement.

_________________________

(1) Previously filed with the SEC with the Original 13D.

(2) Previously filed with the SEC with Amendment No. 1.

(3) Previously filed with the SEC with Amendment No. 2.

(4) Previously filed with the SEC with Amendment No. 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT F.X. SILLERMAN
Date: July 20, 2007	/s/ Robert F.X. Sillerman

SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP, L.P.
/s/ Robert F.X. Sillerman
Date: July 20, 2007	By: Robert F.X. Sillerman, as President of Sillerman Investment Corporation
Its: General Partner

SILLERMAN CAPITAL HOLDINGS, L.P.
/s/ Robert F.X. Sillerman
Date: July 20, 2007	By: Robert F.X. Sillerman, as President of Sillerman Capital Holding, Inc.
Its: General Partner

SIMON FULLER
Date: July 20, 2007	/s/ Simon Fuller

19X
/s/ Simon Fuller
Date: July 20, 2007	By: Simon Fuller
Its: Chief Executive Officer

THE TOMORROW FOUNDATION
/s/ Robert F.X. Sillerman
Date: July 20, 2007	By: Robert F.X. Sillerman
Its: Vice President